November 8, 2011

Ms. Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Teléfonos de México, S.A.B. de C.V.
Schedule TO-T/A filed by América Móvil, S.A.B. de C.V.
Filed on October 27, 2011
File No. 5-60737

Dear Ms. Chalk:

On behalf of our client, América Móvil, S.A.B. de C.V. (“América Móvil”), we have set forth below the responses of América Móvil to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Daniel Sternberg, dated November 3, 2011 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated October 11, 2011 (the “Offer to Purchase”). All page references in the following responses correspond to the page numbers in the Offer to Purchase.

Concurrently with the delivery of this letter, América Móvil is filing a second amendment to its combined Schedule TO and Schedule 13E-3, initially filed on October 11, 2011 (the “Combined Schedule”), containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Ms. Christina Chalk, Esq., p. 2

Schedule TO-T/A

1.	While you have checked the box on the cover page of the Schedule TO-T/A indicating the transaction is also subject to Rule 13e-3, please check to be sure that the filing included an EDGAR “tag” for both Schedules TO and Sch. 13E-3. In our system, it appears to have been filed only as a Schedule TO-T/A. Please ensure this is correct in future filings.

In response to the Staff’s comment, we will ensure that all future filings of the Schedule TO and Schedule 13E-3 are “tagged” appropriately.

2.	Unless a comment specifically asks you to provide information supplementally or otherwise makes clear that revisions are not necessary or are inapplicable, we generally are asking that you provide the requested information in the revised disclosure document rather than in the response letter only. Please revise your filing to include all of the information presented in your response letter dated October 26, 2011. Some examples of information that does not appear to have been included in the actual amended filing but which may be helpful to shareholders include the responses to comments 9, 10, 11, 13, 15, 19 and 20 in your October 26, 2011 letter.

In response to the Staff’s comment, América Móvil has amended the Offer to Purchase to incorporate certain of the information presented by América Móvil in its response letter dated October 26, 2011 (the “October 26, 2011 Response Letter”), in particular, the responses to prior comments 9, 10, 11, 13, 19 and 20 as follows:

Comment 9: América Móvil has amended the third paragraph under Summary Term Sheet—“Does the Offer provide for a subsequent offering period?” on page 8 to read as follows:

Holders of Telmex Securities that tender their Telmex Securities during any subsequent offering period will not have withdrawal rights, and we will accept for purchase any Telmex Securities validly tendered during any subsequent offering period immediately and will pay for such Telmex Securities promptly through the same means and in the same time frame as payment for Telmex Securities accepted for purchase during the initial offering period. The consideration paid during any subsequent offering period will be the same consideration offered in the initial offer period. See THE TENDER OFFER—Section 4—“Withdrawal Rights.”

América Móvil has also amended the final paragraph on page 19 as follows:

As mentioned above, holders of Telmex Securities that tender their Telmex Securities during any subsequent offering period will not have withdrawal rights, and we will accept for purchase any Telmex Securities validly tendered during any subsequent offering period immediately and will pay for such Telmex Securities promptly through the same means and in the same time frame as

Ms. Christina Chalk, Esq., p. 3

payment for Telmex Securities accepted for purchase during the initial offering period. The consideration paid during any subsequent offering period will be the same consideration offered in the initial offer period.

Comment 10: América Móvil has added a new third paragraph under “Background of the Tender Offer” on page 15 to read as follows:

The Offer price proposed by the senior management of América Móvil for approval by América Móvil’s board of directors and the Audit and Corporate Practices Committee of the board was determined by the senior management. Citigroup, which was subsequently engaged by América Móvil, did not have any involvement in the determination of the Offer price. The Offer price, which was derived from the weighted average trading price of Telmex Series L Shares for the month prior to the announcement of América Móvil’s intention to make the Offer, represented, in the senior management’s judgment, a price that would be attractive to investors and result in a successful offer. In addition, América Móvil’s senior management took into consideration the fact that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private.”

Comment 11: América Móvil has amended the third and fourth paragraphs under “Background of the Tender Offer” on page 15 to read as follows:

The board’s authorization was unanimous except that certain members of América Móvil’s board of directors who also sit on Telmex’s board of directors did not participate in the board’s deliberations due to the potential appearance of a conflict of interest, although each of them joined in the decision of the other directors.

Immediately after the meeting, América Móvil issued a press release announcing its intention to make the Offer. That same day, América Móvil also delivered a letter to the board of directors of Telmex requesting its authorization for América Móvil’s commencement of the Offer, as required by Article Twelve of Telmex’s bylaws. Prior to the delivery of such letter, no discussions or contacts between our representatives and representatives of Telmex regarding a possible going private transaction took place. While the individuals who are members of both our board and the Telmex board were aware of our consideration of a possible tender offer, these individuals did not share that information with representatives of Telmex.

Ms. Christina Chalk, Esq., p. 4

Comment 13: América Móvil has amended the final paragraph on page 16 to read as follows:

The purpose of the Offer is for us to acquire, directly or indirectly, substantially all of the issued and outstanding Telmex Securities, other than Telmex Securities we already directly or indirectly own, in order to (i) provide our customers in Mexico better service and the most advanced telecommunications systems, and (ii) subject to regulatory restrictions to achieve corporate efficiencies and diminished corporate and reporting costs in Mexico and other jurisdictions. The Offer represents a continuation of the implementation of our earlier strategic decision to consolidate certain of the cellular and fixed line telephone businesses of its affiliated companies.

In deciding to make the Offer at this time, our board of directors considered our current financial condition and the general economic and regulatory environment and concluded that the acquisition of the remaining interest in Telmex would be strategically advantageous in order to achieve additional efficiencies and to decrease operating, administrative and reporting costs. The transaction was structured as a tender offer because pursuant to Mexican corporate law and practice, a tender offer is the only reasonably available means to seek to acquire the entire equity interest in a publicly-traded Mexican company.

Comments 19 and 20: América Móvil has amended the first full paragraph of page 21 to read as follows:

We did not consider the third-party sale value or liquidation value of Telmex because we expect that Telmex will continue to operate as a going concern for the foreseeable future and we have no current plans of disposing of our interest in Telmex or of causing the liquidation of Telmex and that as a result there is no meaningful expectation that any unaffiliated holder could achieve such purely hypothetical values for their securities. While we note that the Offer price represents a substantial premium over the net book value per share of the Telmex Securities (Ps. 2.54 as of June 30, 2011), we did not consider the net book value of Telmex’s business as reflected in Telmex’s financial statements because we do not believe it is material or relevant to our determination whether the Offer price is fair to unaffiliated holders. Specifically, we believe that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Although we were aware of the historical trading prices for the Telmex Securities, we did not view historical market prices as a more reliable indicator of value than current market prices or indicative of future market prices and did not give the fact that the Telmex Securities had previously traded at prices higher than the Offer price significant consideration in forming ours view as to the fairness of the Offer price.

Ms. Christina Chalk, Esq., p. 5

3.	Your response to comment 15 in our initial comment letter dated October 18, 2011 indicates that whether and to what extent US rules would apply to any “follow on” offers for Telmex securities will depend on a number of factors. Please disclose this in your amended filing, including a brief discussion of the variables upon which the applicability and extent of US regulation would depend.

Comment 15: América Móvil has added the following sentence to the third paragraph under “Certain Effects of the Tender Offer—Effects in Mexico—Subsequent Purchases of Telmex Securities” on page 18:

Whether and to what extent United States regulations, such as regulations relating to tender offers and “going private” transactions, would be applicable to the Telmex Repurchase Trust or any follow-on offer would depend on several factors not currently determinable, in particular the number of Telmex Securities outstanding and the number of U.S. holders of those Telmex Securities, and whether or not any of the Telmex Securities remain either listed or registered in the United States, at the time any such offers are made. América Móvil will comply with any applicable U.S. law or regulation in connection with such transactions.

4.	Refer to comment 25 in our original letter. You note that the Citigroup fairness opinion is directed only to the fairness of the offer consideration to America Movil, rather than to the fairness of the offer to Telmex shareholders. However, Item 1015 of Regulation M-A by its terms applies equally to fairness opinions directed to the fairness of a transaction “to the issuer or affiliate,” as well as to unaffiliated shareholders of the target. Please provide the disclosure revisions requested.

As we have discussed with the Staff, we do not take issue with the conclusion that Item 1015 is applicable to the Citigroup fairness opinion delivered to the América Móvil board; to the contrary, as we have pointed out, the Offer to Purchase contains full disclosure of the matters required to satisfy Item 1015. However, we continue to believe that the limitations on third party reliance contained in the Citigroup fairness opinion are consistent with the substance and purpose of the opinion as well as with the disclosures relating to the opinion in the Offer to Purchase. We respectfully submit that it would be logical and appropriate for the Staff’s position with respect to limitations on third party reliance on fairness opinions to distinguish between opinions that, although delivered to the “buyer” making the offer, address the fairness of the transaction to the “sellers” being solicited (the shareholders) and opinions delivered to the “buyer” that address the fairness of the consideration to the “buyer” making the offer. We believe that making such a logical distinction would not dilute or detract from the policy considerations underlying the Staff’s position.

Nevertheless, América Móvil has refiled, as Exhibit (c)(i) to the Combined Schedule, a revised Citigroup opinion from which the language noted in Comment 25 limiting third party reliance on the opinion has been removed and replaced with language clarifying that the opinion does not constitute a recommendation to Telmex shareholders with respect to the Offer (the language that also appears on page 16 of the Offer to Purchase).

América Móvil has authorized us to acknowledge on its behalf that (1) América Móvil is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Combined Schedule or these responses, please feel free to contact me at (212) 225-2630 or my partner, Nicolas Grabar at (212) 225-2414.

Sincerely,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

cc:	Alejandro Cantú Jiménez

América Móvil, S.A.B. de C.V.

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP